EXHIBIT 99.1

Fury Drills Multiple Zones of High-Grade Gold at the Hinge

 Target: Extending Mineralization 330 metres to the West at

Eau Claire

Vancouver, Canada – August 3, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide results for seven core drill holes at the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The 2022 exploration drilling program continues to demonstrate the potential to significantly expand the deposit to the west at the Hinge Target (Figure 1).

Drill holes 22EC-046, 22EC-047 and 22EC-048 targeted a 150 to 200 metre (m) extension of the intercept of 3.0m of 9.36 g/t gold from drill hole 21EC-041 (see news release dated November 29, 2021). All three drill holes intercepted multiple zones of gold mineralization, with hole 22EC-048 exhibiting four zones of high grade and broad widths of more moderate grade, including 3.50m of 4.79 g/t gold, 1.00m of 14.19 g/t gold, 3.50m of 5.86 g/t gold, 1.00m of 20.6 g/t gold and 17.50m of 1.29 g/t Au (Table 1). Fury believes these intercepts represent the apex of the targeted fold hinge and reflects the deposit geometry that the technical team believes could deliver significant resource growth. The Hinge Zone drilling to date demonstrates a potential 20%, or 330m, increase to the mineralized strike length of the Eau Claire Deposit with results pending from additional drill holes located 100 metres further west of the reported intercepts.

“The recent holes represent Fury’s best exploration drilling result to date at Eau Claire and are exactly what we were hoping to see at the Hinge Target. The drill results confirm our belief that the Hinge is open for considerable growth which could impact our ounces significantly,” commented Tim Clark, CEO of Fury. “We are halfway through our 2022 drilling program and are very excited about the pending assay results still to come. In the following weeks and months, Fury will have a steady news flow with additional drill results from the Hinge, North Limb, and Percival Prospect. The Company is well positioned with our exploration strategy, our team in the field, and our ability to continue to leverage a strong treasury.”

Hinge Target Discussion

The goal of the initial drill program was to identify zones of highest fluid flow represented by alteration and vein density within the broader hinge target. Drill hole 22EC-048 provides the technical team with the ability to follow this zone of intense veining, alteration, and gold mineralization both up and down plunge along the fold axis. Drill holes 22EC-047 and 22EC-048 intercepted mineralization associated with both the shallow 850 and deeper 450 zones that make up the Eau Claire resource (Figure 2). Drilling to date has tested a total of approximately 300m of the plunging anticline which is interpreted to extend a minimum of one kilometre (km) to the west (Figure 2).

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Mineralization associated with the 850 zone has been extended with seven zones of gold mineralization intercepted in two of the drill holes including 1.00m of 14.19 g/t gold, 3.50m of 4.79 g/t gold from 22EC-048 and 8.00m of 1.81 g/t Au from 22EC-047 (Table 1). At the 450 zone position, which has historically been untested at the Hinge Target, drill hole 22EC-048 intercepted six zones of gold mineralization over approximately 100m including 1.00m at 20.60g/t Au, 3.50m of 5.86 g/t gold, 3.50m of 3.73 g/t gold and 17.50m of 1.29 g/t gold (Table 1). Collectively these results represent high-grade mineralization, widths above resource cut-off grade1 and zones of strong alteration and mineralization (above 1 g/t gold) demonstrating the potential for the Hinge target to significantly expand the Eau Claire deposit.

Table 1: Eau Claire Drill Results

Location	Hole ID		From	To	Length (m)	True Thickness (m)	Au g/t
Eastern Expansion[1]	22EC-042		301	302	1	0.93	4.16
	22EC-043		314	315.5	1.5	1.43	4.43
	22EC-044		150.05	151.5	1.45	1.27	1.92
	22EC-045		465.5	467	1.5	1.25	4.60
Western Hinge Target[2]	22EC-046		636	639	3	N/A	1.78
			686	687.5	1.5	N/A	2.42
			696.5	699	2.5	N/A	3.89
		Incl.	698	699	1	N/A	7.10
			702.5	704	1.5	N/A	2.96
	22EC-047		393	401	8	N/A	1.81
			404	407	3	N/A	1.10
			628	629	1	N/A	3.36
			653	656	3	N/A	1.66
	22EC-048		184	185.5	1.50	N/A	1.88
			428.5	430	1.50	N/A	1.63
			437.5	439	1.50	N/A	1.70
			445	448.5	3.50	N/A	4.79
		Incl.	445	446	1.00	N/A	11.90
			455.5	456.5	1.00	N/A	2.31
			468	469	1.00	N/A	14.19
		Incl.	468.5	469	0.50	N/A	27.20
			522	525.5	3.50	N/A	5.86
			536	541.5	5.50	N/A	2.50
		Incl.	537.5	538.5	1.00	N/A	9.84
			552	553.5	1.50	N/A	3.60
			577.5	579	1.50	N/A	1.59
			618	621	3.00	N/A	1.20
			643	646	3.00	N/A	2.56
			663	664	1.00	N/A	20.60
			671	674	3.00	N/A	3.36
			681	684.5	3.50	N/A	3.73
			692	709.5	17.50	N/A	1.29

Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m. Sub-intervals

- Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m.

1. True thickness calculations for resource expansion drilling is based on a dip of 55[o] and dip azimuth of 191.5[o].

2. Lengths for exploration drilling are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time.

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Resource Eastern Expansion Drilling

The initial 2022 eastern expansion drill program was designed to test for shallow mineralization up plunge of the significant high-grade gold results from limited 2021 drilling of 23.27 g/t gold over 7.09m, 11.56 g/t gold over 6.04m (see news releases dated May 25, 2021 and March 1, 2021). Each drill hole completed in 2022 intercepted quartz tourmaline veining with associated alteration and include the following intercepts: 1.43 m of 4.43 g/t gold from 22EC-042 and 1.25 m of 4.6 g/t gold from 22EC-045 (Table 1 and Figure 1). The shallow intercepts are located in a high strain zone where the prospective stratigraphic unit has been significantly thinned due to the deformation and therefore is not as prospective as deeper extensions to the resource on the eastern side of the deposit.  Fury’s technical team remains confident that the Eau Claire resource can be significantly expanded to the east with additional drilling planned for the second half of 2022.

Additional Targets

North Limb (Figure 2):

•	The entire Eau Claire resource is currently situated on the south limb of an anticline.
•	With continued success at the Hinge Target, Fury is testing the potential of the North Limb of the anticline where the favourable Eau Claire host stratigraphy and correct structural setting were recognized;
•	A single hole drilled into the North Limb from the south in 2012 intercepted a 40m wide zone of alteration and associated quartz tourmaline veining which yielded 2m of 8.45 g/t;
•	Fury completed three drill holes targeting the North Limb, all of which have intercepted zones of alteration and/or quartz tourmaline veining. Results are pending.

Gap Zone (Figure 2):

•	The recognition of the stratigraphic controls on the Eau Claire resource has opened up the westerly continuation of the 450 zone historically referred to as the “Gap” Zone as a highly prospective target;
•	Historical drilling outside of the defined resource intercepted gold mineralization hosted in quartz tourmaline veining including 0.5m of 14.23 g/t gold, and 0.5m of 9.99 g/t gold (preferred horizon);
•	Based on the historical intercepts and limited drilling on the western edge of the 450 zone, Fury plans to drill the Gap Zone in the coming months.

“The Hinge Target is taking shape with an over 20% plus increase to the mineralized footprint of the Eau Claire deposit to the west with a lot of open space yet to explore both to the west and to the east. As we have started to gain a better understanding of the geometry of the Hinge Target and narrow in on the sweet spot of gold mineralization, we are planning continued aggressive drilling,” stated Bryan Atkinson, SVP, Exploration of Fury.

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Currently, there is one completed hole pending assay results from the Hinge, three pending from the North Limb and two pending from the parallel fold hinge 500m to the east of the Percival Prospect. The Company anticipates results from these holes to be released over the coming months.

Figure 1: Eau Claire Deposit long section area illustrating the resource block model and locations of recent Hinge and Eastern Extension drill holes.

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Figure 2: Illustrates the intercepts at the western Fold Hinge target at the Eau Claire deposit.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 5 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

2002-2015 historical drill samples were taken by sawing NQ or HQ diameter core into equal halves on site with one half being sent to ALS Chemex in Sudbury, ON for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 5 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

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About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mineral Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The Company's descriptions of its projects using applicable CIM terminology, which includes defined terms such as inferred, measured or indicated resources, may not be comparable to similar information about resource grades that would be made public by U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws.

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